FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Paris, June 28, 2004

Press release

APPOINTMENT

Yves de Gaulle has been appointed General Counsel, effective July 1, 2004. In April 2004, Mr. de Gaulle joined SUEZ as Deputy General Counsel.

Born September 1, 1951, Yves de Gaulle, holds a bachelor’s degree in Economics, is a graduate of l’Institut d’Etudes Politiques de Paris, and a member of the André Malraux graduating class of Ecole Nationale d’Administration (ENA). Mr. de Gaulle began his career at the French Ministry of Finance in 1977 serving, among others, in the French Treasury as chief of the Bureau for Monetary and Credit Policy.

In 1986, he served as Technical Adviser to the Minister in Charge of Privatization and, from 1986 through 1989, as General Secretary of the French government Privatization Commission.

In 1989, he became Associate Director of the KPMG/FIDAL law firm; from 1991 through 1992 he was Associate Counsel in the Cabinet Jeantet law firm.

In September 1992, Yves de Gaulle joined the AGF/Allianz Group where he served successively as C.E.O. of that group’s subsidiary in Spain (1993-1996), Executive Vice President for International and member of the Executive Committee (1997-1998), and finally Senior Executive Vice President of the Euler Group (1999-2001).

SUEZ,(www.suez.com) a worldwide industrial and services Group, active in sustainable development, provides companies, municipalities, and individuals innovative solutions in Energy and the Environment. SUEZ is listed on the Euronext Paris, Euronext Brussels, Luxembourg, Zurich and New York Stock Exchanges. SUEZ is an official supporter of Paris 2012.

Press contacts:

France:

Anne Liontas: +331 4006 6654

Catherine Guillon: +331 4006 6715

Antoine Lenoir: +331 4006 6650

Belgium:

Guy Dellicour: +322 37034 05

This release is also available on the web site: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : June 29, 2004	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary